Exhibit 99.15

AMENDING AGREEMENT

TO RESTRICTED SHARE UNIT PLAN FOR DIRECTORS OF ENCANA CORPORATION

RECITALS:

A.

It was determined that Encana Corporation (“Encana”) reorganize the structure of Encana and its subsidiaries pursuant to a series of reorganization transactions, which included, among other things, (i) completing an arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act, pursuant to which, among other things, Encana completed a consolidation of the common shares of Encana (“Encana Common Shares”) on the basis of one post-consolidation share for each five pre-consolidation shares (the “Share Consolidation”), (ii) Ovintiv Inc. (the “Corporation”), a wholly-owned subsidiary of Encana, ultimately acquiring all of the issued and outstanding Encana Common Shares in exchange for shares of the Corporation on a one-for-one basis and becoming the parent company of Encana and its subsidiaries, and (iii) following the completion of the Arrangement, the Corporation migrating out of Canada and becoming a Delaware corporation (collectively, the “Reorganization”).

B.

Prior to the Reorganization, Encana administered the “Restricted Share Unit Plan for Directors of Encana Corporation” (the “RSU Plan”), which was adopted with effect from February 14, 2018, pursuant to which a number of awards of restricted share units were made to Encana directors (the “Encana RSUs”).

C.	As part of the Reorganization, and as of the Effective Date (as defined below), the Corporation assumed all of the outstanding Encana RSUs.

D.

The Corporation wishes to continue the administration of a restricted share unit plan for directors of the Corporation on substantially the same terms as set forth in the RSU Plan and the Grant Agreements (as defined below), and hereby adopts the RSU Plan in its entirety, subject to certain modifications.

E.	To clarify and confirm the above, the Corporation wishes to amend the RSU Plan and the Grant Agreements as more particularly set forth in this Agreement.

F.	Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the RSU Plan.

THEREFORE:

ARTICLE 1

AMENDMENTS

1.1	Effective Date

This Amending Agreement (this “Agreement”) is effective as of January 24, 2020 (the “Effective Date”).

1.2	References

All references to “Encana Corporation”, including its logo, in the RSU Plan and the Grant Agreements are deleted and replaced with “Ovintiv Inc.”, and the Corporation’s logo.

1.3	Cover Page

The language on the cover page and page 1 of the RSU Plan, which reads “Effective February 14, 2018.” is deleted and replaced with:

Adopted with effect from January 24, 2020

1.4	Definitions

Section 1.3.5 of the RSU Plan is deleted and replaced with:

“Business Day” means any day other than a Saturday or a Sunday, a statutory holiday in Colorado or any day on which the principal chartered banks located in Denver are not open for business during normal banking hours.

1.5	Governing Law

Section 2.2 of the RSU Plan is deleted and replaced with:

The Plan shall be governed and interpreted in accordance with the laws of the State of Delaware and any actions, proceedings or claims pertaining in any manner or respect to the Plan, including without limitation, an applicable Grant Agreement or a RSU grant in respect thereof, shall be commenced in the courts of the State of Delaware.

1.6	Effective Date and Rights for Continued Service

Section 3.1 of the RSU Plan is deleted and replaced with:

Effective Date. The Corporation is establishing the Plan effective January 24, 2020 (the “Effective Date”).

1.7	Adjustment and Redenomination

In accordance with Section 5.3 of the RSU Plan, the Board has determined that the Encana RSUs awarded under the RSU Plan (including dividend equivalents) prior to the Effective Date have been redenominated to reflect the Share Consolidation, such that for every five Encana RSUs held by a Participant prior to the Share Consolidation, the Participant now holds one RSU following completion of the Reorganization (including the Share Consolidation). Such Encana RSUs have been credited to the RSU Accounts held by such Participants under the RSU Plan, as amended by this Agreement (the “Amended Plan”) and shall thereafter be considered RSUs for purposes of the Amended Plan. For greater certainty, any elections made by a Participant in connection with the Encana RSUs (including but not limited to elections made by U.S. Participants as of the date(s) on which such RSUs are to be redeemed) remain valid and binding, and cannot be revoked or otherwise modified except in accordance with the terms of the Amended Plan. Further, any provisions under the RSU Plan or the Grant Agreements with respect to the timing of payments of the Encana RSUs awarded under the RSU Plan will continue to apply to the RSUs to which such Encana RSUs relate, as applicable.

1.8	Cost Allocation

Notwithstanding anything else in the RSU Plan or this Agreement, the Corporation and Ovintiv Canada ULC (formerly known as Encana) (“Ovintiv Canada”) may allocate the cost of the Encana RSUs between them based on the amount of time that each such Encana RSU was outstanding on a pre-Share Consolidation and post-Share Consolidation basis, or on such other basis as may be agreed to between the Corporation and Ovintiv Canada, acting reasonably.

1.9	RSU Grant Agreements

(a)	This Agreement applies to each grant agreement that has been executed with respect to Encana RSUs using the 2018 RSU Grant Agreement template (the “Grant Agreements”).

(b)	Section 15 of the 2018 RSU Grant Agreement is deleted and replaced with:

This Agreement and the rights of all parties and the construction of each and every provision hereof and the Plan and any RSUs granted hereunder shall at all times and for all purposes be construed according to the laws of the State of Delaware and shall be treated in all respects as a Delaware contract, without reference to the principles of conflicts of law. In the event of a dispute, You agree to submit to the jurisdiction of the courts of the State of Delaware.

(c)

The provision forming part of Section 17 of the 2018 RSU Grant Agreement, which reads “Should You have any questions regarding the Corporation’s collection, use and disclosure of Your Personal Information, contact Encana’s Privacy Officer at privacy@encana.com”, is deleted and replaced with:

Should You have any questions regarding the Corporation’s collection, use and disclosure of Your Personal Information, contact Ovintiv’s Privacy Officer at privacy@ovintiv.com.

ARTICLE 2

GENERAL

2.1	Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the State of Delaware, without reference to conflict of laws principles.

2.2	Execution and Delivery

This Agreement may be signed or executed by facsimile or portable document format and the signing or execution by way of facsimile or portable document format shall have the same effect as the signing or execution of the original.

[Signature Page Follows]

IN WITNESS OF WHICH the Corporation has executed this Agreement as of the Effective Date set forth above.

OVINTIV INC.

By:	/s/ Mike Williams
Name: Mike Williams
Title: Executive Vice-President, Corporate Services

Signature Page to Amending Agreement to Restricted Share Unit Plan for Directors of Encana Corporation